UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10684

International Game Technology

(Exact name of registrant as specified in its charter)

6355 South Buffalo Drive,

Las Vegas, Nevada 89113

(702) 669-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $.00015625

7.50% Notes due 2019

5.500% Notes due 2020

5.350% Notes due 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock	1
7.50% Notes due 2019	71
5.500% Notes due 2020	52
5.350% Notes due 2023	56

Pursuant to the requirements of the Securities Exchange Act of 1934, International Game Technology has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERNATIONAL GAME TECHNOLOGY
By: Philip G. Satre

Date:	April 17, 2015	By:	/s/ Philip G. Satre
		Name:	Philip G. Satre
		Title:	Director, President, Secretary and Treasurer